Contact:
Kathleen Haines
Phone: 203-602-6745
	July 24, 2006	Fax: 203-602-6711
khaines@omicorp.com
Division of Corporation Finance
Attention: Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Re:	OMI Corporation
Form 10-K: For the fiscal year ended December 31, 2005
Form 10-Q: For the quarter ended March 31, 2006
Commission file #: 1-14135

Dear Ms. Cvrkel:

The following are your comments and OMI Corporation’s responses to the SEC comment letter dated July 21, 2006, relating to our December 31, 2005 Form 10-K and our March 31, 2006 Form 10-Q.

In connection with our response, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2005

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Principles

-Revenue Recognition

Comment:

1.	Based on our review of your response to our prior comments with respect to your revenue recognition policy regarding the Gemini Suezmax Tankers pool arrangement, and our review of the underlying agreement, we will not object to your decision to include the revenues of all vessels operating in the pool in your

Ms. Linda Cvrkel
United States Securities
and Exchange Commission
July 24, 2006
Page 2

financial statements, with expense for the revenues of the other pool participants included in charter hire expense. However, we believe that the notes to your financial statements should be expanded to include the following additional disclosures with regards to this arrangement.

  Explain your basis for presenting the revenues of all vessels operating in the pool in your financial statements. Your revised disclosures should explain why you believe gross presentation of all pool revenues in your financial statements is appropriate and in accordance with the guidance outlined in EITF 99-19.
  Disclose the portion of revenues, and related expenses associated with both OMI owned ships operating in the pool and those owned by other pool participants that have been reflected in your financial statements for the periods presented.

Response:

In accordance with the staff’s request, we will include the above disclosures in the notes to our financial statements in future filings.

Form 10-Q for the quarter ended March 31, 2006

Note 8: Disposals of Vessels and Contracts for Sales of Vessels

Comment:

2.	We note from your response to our prior comment 2 that the lease term is less than 75% of the vessels’ remaining estimated economic life because the charters (leases) are for three years or less. Please identify the clause of the Pool Agreement that states the contractual term of the charters (leases) of the vessels.

Response:

The contractual terms of the charters (leases) of the vessels are not in the Pool Agreement, but they are included in the sale contracts for the Sacramento, Hudson and Somjin. I have sent a supplemental copy of the contracts via overnight courier to the attention of Ms. Claire Erlanger of the Division of Corporation Finance.

Ms. Linda Cvrkel
United States Securities
and Exchange Commission
July 24, 2006
Page 3

If any of our responses to your comments and recommendations are not clear, we would be happy to discuss further with the staff at a time of mutual convenience. Please feel free to contact me at 1-203-602-6745 if any of our responses require further clarification.

Very truly yours,

by:	/s/ Kathleen C. Haines

Kathleen C. Haines
Chief Financial Officer